BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

July 31, 2026

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B:</u>

AO Citibank – Entity Name changed to AO RenCap Bank in Custody, Clearance, or Settlement entity

DEALERBOX TECHNOLOGIES – Added as Execute or Trade entity

360 TRADING NETWORKS INC – Added as Execute or Trade entity

BLOOMBERG SEF LLC – Added as Execute or Trade entity